Delphi Financial Group, Inc.
                  1105 North Market Street, Suite 1230
                  P.O. Box 8985
                  Wilmington, Delaware 19899

				       VIA EDGAR SYSTEM


					September 29, 2008


Mr. James Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C. 20549

Re:  Delphi Financial Group, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Form 10-Q for the Fiscal Quarter Ended June 30, 2008
     File No. 001-11462

Dear Mr. Rosenberg:

This will acknowledge receipt of the Commission's letter dated September 22, 2008 (the "Comment Letter") relating to Delphi Financial Group, Inc.'s (the "Company") filings referenced above. The Company is in the process of reviewing and addressing the comments contained in the Comment Letter.

Due to resource constraints arising from the Company's normal quarter-end financial statement close process, the Company will provide a response by Monday, October 13,2008. We appreciate the Commission's courtesy in this matter.

Please do not hesitate to contact me at (267) 256-3684 with any questions.

					Very truly yours,


					Thomas W. Burghart
					Senior Vice President and Treasurer

cc:   Chad Coulter
      Joel Parker
      Gus Rodriguez